FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2014
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA included in the Dow Jones Sustainability Index

for second consecutive year

The DJSI includes the global leaders in corporate sustainability practices

September 22, 2014, Mexico City — Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest infrastructure and construction company in Mexico, announces that it has consolidated its position as the only Latin American infrastructure company to be included in the Dow Jones Sustainability Emerging Markets Index for 2014-15.

The selection process for the index evaluated more than 3,000 listed companies around the world for their financial, social, environmental, and corporate governance performance. ICA’s 2013 Integrated Report of Activities details ICA’s initiatives in these areas and is available at www.ica.com.mx and as an iPad App through Apple's App Store.

“We are pleased to demonstrate that ICA continues to advance with our commitments to create economic, social, and environmental value for all our stakeholders. In keeping with our corporate mission, our technical expertise and commitment to quality in the execution of our projects enable us to provide innovative, profitable, and sustainable solutions for the most complex infrastructure challenges,” said Alonso Quintana, ICA’s CEO.

This report contains projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. is Mexico's largest infrastructure company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, ICA is listed on the Mexican and New York Stock exchanges. For more information, visit www.ica.mx/ir.

For more information, please contact: Ana Paulina Rubio ana.rubio@ica.mx Elena Garcia elena.garcia@ica.mx relacion.inversionistas@ica.mx +(5255) 5272 9991 x 3608

Gabriel de la Concha

gabriel.delaconcha@ica.mx

Corporate Finance Director and Treasurer

Victor Bravo

victor.bravo@ica.mx

Chief Financial Officer

In the US:

Daniel Wilson, Zemi Communications

+(1212) 689 9560

dbmwilson@zemi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2014	Empresas ICA, S.A.B. de C.V. /s/ Gabriel de la Concha Guerrero Name: Gabriel de la Concha Guerrero Title: Chief Investment Officer